FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     August                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

August, 05 2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

THE FOLLOWING NEWS RELEASE HAS BEEN EDITED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6-K.

THE SECURITIES REFERENCED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Listed on the Toronto Stock Exchange:CBD

News Release 03-19

July 30, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND CLOSES $34 MILLION BOUGHT DEAL FINANCING

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the "Company") is pleased to announce that it has closed its previously announced bought deal financing of units and flow-through shares through a syndicate of underwriters [INTENTIONALLY DELETED] (the "Underwriters") for gross proceeds to the Company of  $34,300,000. The option issued to the underwriters to place an additional $9,300,000 in addition to the original $25,000,000 bought deal financing was fully-subscribed. Each unit was sold at $3.10 and consists of one common share and one-half of one common share purchase warrant. The financing consisted of ten million common shares, five million warrants and 1 million flow-through shares, priced at $3.30 per flow-through share. Each whole warrant entitles the holder to subscribe for one additional common share at a price of $3.75 per share until July 29, 2004 unless the closing price of the Company's shares trade on the TSX at $4.25 or more during any 20 consecutive trading days during the period commencing November 29, 2003 and ending March 29, 2004, in which case the Warrants will expire on the later of April 29, 2004 and the date which is 25 days following the giving of notice by the Company to the Warrant holders.

[INTENTIONALLY DELETED]

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Not for distribution to United States News Wire Services or for dissemination in the United States.

[INTENTIONALLY DELETED]

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.